Exhibit 99.11

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2011 (the “Form 40-F”), I, Enrique Munoz Gonzalez, MAusIMM, Registered Member of the Chilean Mining Commission, hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Agua Rica Project as at December 31, 2011 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-173707) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

By:	/s/ Enrique Munoz Gonzalez
Name:	Enrique Munoz Gonzalez, MAusIMM, Registered Member of the Chilean Mining Commission
Title:	Mining Engineer

March 30, 2012